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(CIGNA PRESS RELEASE LETTERHEAD)


                                                         EXHIBIT 20
For Release:
                 IMMEDIATE

Contact: ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133



                      CIGNA'S SECOND QUARTER 1994 RESULTS

PHILADELPHIA, AUGUST 1, 1994 -- CIGNA Corporation (NYSE:CI) today reported second quarter 1994 consolidated net income of $135 million ($1.86 per share), compared with $88 million ($1.22 per share) a year ago. For the first half of 1994, consolidated net income was $249 million ($3.44 per share), compared with $134 million ($1.86 per share) a year ago.

OPERATING INCOME*
Operating income for the second quarter of 1994 was $120 million, an improvement of $51 million over the $69 million reported for the comparable period of 1993. For the first six months of 1994, operating income was $220 million versus $85 million in 1993.

"We are pleased with the continued strong performance of our health, pension and life businesses. While property and casualty results remain weak, I expect recent initiatives to produce future improvements," said Wilson H. Taylor, CIGNA's Chief Executive Officer.


* Operating income is defined as net income excluding realized investment gains and losses.

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                                     - 2 -




REALIZED GAINS/LOSSES
The 1994 second quarter consolidated net income includes after-tax realized investment gains of $15 million ($0.21 per share), compared with gains of $19 million ($0.26 per share) for the same period of 1993. For the first six months of 1994, consolidated net income included after-tax investment gains of $29 million ($0.40 per share), compared with gains of $49 million ($0.68 per share) for the same period of 1993.

REVENUES
Consolidated revenues for the second quarter of 1994 were $4.5 billion, compared with $4.6 billion for 1993. For the first six months of 1994, consolidated revenues were $9.1 billion, versus $8.9 billion in 1993.

ASSETS/SHAREHOLDERS' EQUITY
Assets at June 30, 1994 were $84.3 billion, compared with $85.0 billion at year-end 1993. Shareholders' equity was $5.9 billion ($80.98 per share) at June 30, 1994, compared with $6.6 billion ($91.30 per share) at December 31, 1993. During the first six months of 1994, shareholders' equity decreased approximately $700 million due to upward movement in interest rates, which reduced the unrealized appreciation of securities carried at fair value. The new mark to market SFAS 115 requirement will result in fluctuations in shareholders' equity.

SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS
This segment, which includes CIGNA's indemnity and HMO operations, had operating income of $130 million in the second quarter of 1994. This compares with operating income of $104

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                                     - 3 -




million in the second quarter of 1993. For the first six months of 1994, operating income was $249 million, compared with $175 million in 1993.

For the second quarter of 1994, the operating income increase reflects improvements in both the indemnity and HMO operations. Indemnity improvements were primarily from favorable claim experience, reflecting lower medical cost inflation and improved group life insurance results. The HMO improvements were attributable to good membership growth and favorable medical cost experience.

HMO medical membership grew by 64,000 to approximately 3.1 million enrollees in the second quarter of 1994, a 21% increase over second quarter 1993 levels. Year to date membership has grown by 427,000 enrollees.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS
This segment, which operates in the Defined Benefit and Defined Contribution retirement markets, had operating income of $44 million in the second quarter of both 1994 and 1993. For the first six months of 1994, operating income was $92 million, compared with $88 million in 1993.

This operation continues to produce strong results.

Assets under management at June 30, 1994 were $33.4 billion, an increase of 2 percent from $32.8 billion as of June 30, 1993.

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INDIVIDUAL FINANCIAL SERVICES
This segment, which includes individual and corporate-owned life insurance, life and health reinsurance, and annuity businesses, had operating income of $37 million in the second quarter of 1994. This compares with operating income of $26 million in the second quarter of 1993. For the first six months of 1994, operating income was $63 million, compared with $53 million in 1993.

The second quarter 1994 improvement was principally attributable to improved interest margins and favorable mortality.

PROPERTY AND CASUALTY
This segment, which includes Domestic, International and Reinsurance operations, had an operating loss of $67 million in the second quarter of 1994, compared with an operating loss of $79 million for the same period in 1993.
For the first six months of 1994, the operating loss was $161 million, compared with $182 million in 1993.

The second quarter 1994 moderation in losses was primarily attributable to improved International results and lower catastrophe losses.

The second quarter and six months of 1994 included after-tax catastrophe losses of $3 million and $88 million, respectively. This compares with losses of $10 million and $64 million for the respective periods of 1993.

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The GAAP combined operating ratio after policyholders' dividends was 123 and
128 for the second quarter and six months of 1994, compared with 125 and 128 for the comparable periods of 1993.

OTHER
Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had an operating loss of $24 million in the second quarter of 1994. This compares with an operating loss of $26 million in the second quarter of 1993.

For the first six months of 1994, the operating loss was $23 million, compared with a loss of $49 million in 1993. The first quarter of 1994 included a $20 million after-tax gain from the sale of CIGNA's California personal automobile and homeowners businesses.

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CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)

- ---------------------------------------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                              JUNE 30,                               JUNE 30,
                                                       1994             1993                    1994           1993
=====================================================================================================================
REVENUES
    Premiums and fees                                $  3,444        $  3,493                $  6,810        $  6,754
    Net investment income                                 968             949                   1,960           1,907
    Other revenues                                        103             109                     255             233
    Realized investment gains                              23              12                      44              43
- ---------------------------------------------------------------------------------------------------------------------
         Total                                       $  4,538        $  4,563                $  9,069        $  8,937
- ------------------------------------------------------===============================================================

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                $    136        $    111                $    261        $    203
    Employee Retirement and Savings Benefits               49              36                      95              72
    Individual Financial Services                          41              18                      69              40
    Property and Casualty:
       Operations                                         (35)            (21)                    (71)            (52)
       Asbestos and Environmental Losses                  (32)            (24)                    (76)            (72)
                                                     --------        --------                --------        --------
    Total Property and Casualty                           (67)            (45)                   (147)           (124)
    Other Operations                                      (24)            (32)                    (29)            (57)
- ---------------------------------------------------------------------------------------------------------------------

NET INCOME                                           $    135        $     88                $    249        $    134
- ------------------------------------------------------===============================================================


SHAREHOLDERS' EQUITY at June 30                                                              $  5,850        $  5,805
- ----------------------------------------------------------------------------------------------=======================



WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                           72,398          72,040                  72,299          71,965
- ------------------------------------------------------===============================================================


PER SHARE:
    Net income                                       $   1.86        $   1.22                $   3.44        $   1.86
- ------------------------------------------------------===============================================================

    Shareholders' Equity at June 30                                                          $  80.98        $  80.66
- ----------------------------------------------------------------------------------------------=======================

PROPERTY AND CASUALTY
   STATISTICS  (GAAP)
    Net written premiums                             $    936        $  1,026                $  1,907        $  2,099
    Earned premiums                                  $  1,028        $  1,118                $  2,002        $  2,176
    Underwriting ratios:
        Loss and loss adjustment expense                86.0%           84.5%                   90.3%           88.6%
        Underwriting expense                            35.7%           38.0%                   36.2%           37.2%
- ---------------------------------------------------------------------------------------------------------------------
        Combined ratio                                 121.7%          122.5%                  126.5%          125.8%
- ------------------------------------------------------===============================================================

        Combined after policyholders' dividends        122.6%          124.6%                  127.5%          128.4%
- ------------------------------------------------------===============================================================

    Pre-tax catastrophe losses                       $      5        $     15                $    135        $     98
- ------------------------------------------------------===============================================================

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CIGNA  CORPORATION
SUPPLEMENTAL  FINANCIAL  INFORMATION
(Dollars in millions, except per share amounts)



For informational purposes, the following information presents operating income, which is defined as net income excluding after-tax realized investment results. The information presented in this manner does not conform with Generally Accepted Accounting Principles.

                                                        THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                              JUNE 30,                               JUNE 30,
                                                       1994             1993                    1994           1993
======================================================================================================================
OPERATING INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits:
        Indemnity                                    $      80       $      72               $     140       $     107
        HMOs                                                50              32                     109              68
                                                     ---------       ---------               ---------       ---------
                                                           130             104                     249             175
    Employee Retirement and Savings Benefits                44              44                      92              88
    Individual Financial Services                           37              26                      63              53
    Property and Casualty
        Operations                                         (35)            (55)                    (85)           (110)
        Asbestos and Environmental Losses                  (32)            (24)                    (76)            (72)
                                                     ---------       ---------               ---------       ---------
    Total Property and Casualty                            (67)            (79)                   (161)           (182)
    Other Operations                                       (24)            (26)                    (23)            (49)
- ----------------------------------------------------------------------------------------------------------------------
        Total                                        $     120       $      69               $     220       $      85
- ----------------------------------------------------------------------------------------------------------------------

AFTER-TAX REALIZED INVESTMENT
    GAINS (LOSSES) BY SEGMENT
    Employee Life and Health Benefits                $       6       $       7               $      12       $      28
    Employee Retirement and Savings Benefits                 5              (8)                      3             (16)
    Individual Financial Services                            4              (8)                      6             (13)
    Property and Casualty                                    -              34                      14              58
    Other Operations                                         -              (6)                     (6)             (8)
- ----------------------------------------------------------------------------------------------------------------------
        Total                                               15              19                      29              49
- ----------------------------------------------------------------------------------------------------------------------

NET INCOME                                           $     135       $      88               $     249       $     134
- ------------------------------------------------------================================================================


PER SHARE:
    Operating income                                 $    1.65       $    0.96               $    3.04       $    1.18
    After-tax realized investment gains                   0.21            0.26                    0.40            0.68
- ----------------------------------------------------------------------------------------------------------------------

    Net income                                       $    1.86       $    1.22               $    3.44       $    1.86
- ------------------------------------------------------================================================================